SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                                Form 10-C

               Report by Issuer of Securities Quoted on NASDAQ
  Interdealer Quotation System filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder


                      Allied Waste Industries, Inc.
             (Exact name of issuer as specified in charter)

      7201 East Camelback Road, Suite 375, Scottsdale, Arizona  85251
                 (Address of principal executive offices)

                              (602)423-2946
            (Issuer's telephone number, including area code)


              I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security:  Common Stock, par value $0.01 per share

2.  Number of shares outstanding before the change:  60,145,023

3.  Number of shares outstanding after the change:  74,745,023

4.  Effective date of change:  December 30, 1996

5.  Method of change:

     a.  Specify method:  Issuance of Common Stock

     b. Give brief description of transaction: Common Stock issuance as consideration for acquisition of businesses.


                     II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change:  not applicable

2.  Name after change:  not applicable

3.  Effective date of charter amendment changing name:  not applicable

4.  Date of shareholder approval of change, if required:  not applicable

                                SIGNATURE

Date:  December 31, 1996              By:  /s/ Thomas H. Van Weelden
                                      Thomas H. Van Weelden, President